LANDMARK LAND COMPANY, INC.
June 26, 2009

VIA FACSIMILE TRANSMISSION – 703-813-6984
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Jennifer Monick
Senior Staff Accountant
Division of Corporate Finance

Re:	Landmark Land Company, Inc. Responses to Comments on Form 10-K for Fiscal Year Ended December 31, 2008 Filed April 15, 2009
File No. 001-08755
Dear Ms. Monick,

On behalf of Landmark Land Company, Inc. (“Landmark”), I hereby provide the following responses in reply to the Staff’s comment letter dated June 2, 2009 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Form 10-K for the year ended December 31, 2008

Form 10-K Cover Page

1.
On the cover page, you indicate that your securities are registered under Section 12(b) of the Exchange Act.  However, you are not listed on a national exchange.  Please tell us why you indicate that you are registered under Section 12(b) of the Exchange Act or revise as appropriate.

Landmark Land was listed on the Midwest Stock Exchange and had unlisted trading privileges on the American Stock Exchange until October 1991.  Since that date, the common stock of the company has been traded in the non-NASDAQ over-the-counter markets.  Subsequent to such delisting, the American Stock Exchange filed a Form 28, which was an old form that the SEC required exchanges to file upon the termination of unlisted trading privileges for a security that was not listed on that exchange.  Since the primary listing was on the Midwest Stock Exchange, the filing of the Form 28 by the American Stock Exchange would not have served to terminate the company’s Section 12(b) registration and accordingly, outside counsel has advised that the company’s common stock continues to be registered under Section 12(b).  In the event the SEC determines that the company should take further action on this matter, please so advise.

2817 Crain Highway . P.O. Box 1880 . Upper Marlboro, Maryland 20774 . Phone: (301) 574-3330 . Fax: (301) 574-3301

Part II, page 9

Item 7. Management’s Discussion and Analysis…page 10

Overview, page 10

2.
The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused.  In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors.  For example, we note that your accountants have issued a going concern opinion.   We also note that the current economic environment is impacting your business.  These types of matters should be addressed in your overview.  Please revise future filings to expand your introduction and tell us how you plan to comply.  Refer to Release No. 33-3850 (Dec. 19, 2003).

In future filings, we will include in the overview more information, or references to the sections where such information is disclosed, regarding the material opportunities, challenges, and risks on which our executive officers are most focused, including actions management is taking to address these items of concern.  Throughout the filing, we do address issues that are of concern to management.  For example, in the “Liquidity and capital resources” section of Management’s Discussion and Analysis (MD&A) and in Note 2, we describe the reasons for the accountants’ issuance of a going concern opinion and the steps we are taking to address the issues.   As another example, the current economic environment’s impact is discussed in the “Revenue” section of  MD&A and in Note 1.

Liquidity and capital resources, page 10

3.
We note that you have loans totaling $2.2 million payable on demand to two affiliates. In future filings, please disclose the impact on you if either of these affiliates demanded payment.  Please tell us how you intend to comply.

In future filings, we will disclose the impact if either of our affiliates demanded payment on their loans to us.  We expect this future disclosure will be similar to the disclosure in our December 31, 2008 Form 10-K in Note 2 regarding our plans to address the anticipated cash flow shortfall in 2009.  We are likely to note that demand for payment by either affiliate, although not expected, would increase our liquidity problem and may require us to obtain additional funding, reduce costs, and possibly liquidate assets.

Exhibits

4.
Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K.  For example, we note that you have not filed the agreements relating to your lines of credit in connection with the Apes Hill Development and the South Padre

5.	Island Development. We also note that you have not filed the agreements relating to the loans from your affiliates.

In our Form 10-Q for the quarter ended June 30, 2009 we will file as exhibits the agreements relating to the lines of credit in connection with the Apes Hill Development and the South Padre Island Development as well as the agreements relating to the loans to affiliates.   We will also file as exhibits any new material agreements we enter into pursuant to Item 601 of Regulation S-K.

Financial Statements

General

6.
It appears that Apes Hill became material to your Consolidated Balance Sheets as of December 31, 2008 and Consolidated Statements of Operations for the year ended 2008, and the inclusion of Apes Hill’s financial statements would be material to investors.  Please tell us what consideration you gave to providing Apes Hill’s financial statements as of and for the period ended December 31, 2008.

Although Landmark is a smaller reporting company, thus not subject to Regulation S-X Section 210.3-09 requirement for filing separate financial statements of subsidiaries not consolidated, we opted to disclose material information for Apes Hill in the Item 2. Properties, Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, and Notes to Consolidated Financial Statements (Note 1. (V)).  Our disclosures included Apes Hill’s sales, assets, liabilities, equity, net profit, backlog, details regarding debt, development plans, and potential restrictions on repatriation of profits and capital.  We believe that these detailed disclosures regarding Apes Hill are adequate for the fair presentation of Landmark’s financial condition and results of operations for the fiscal year ended December 31, 2008.

Consolidated Statements of Cash Flows, page F-9

7.
We note that you have classified real estate inventory as an investing activity.  As it appears that real estate sales is a primary business activity, please tell us the accounting literature relied upon in determining that such real estate inventory should be included as an investing activity as opposed to an operating activity.

Upon further review of the accounting literature, we agree that because the sale of real estate is a primary business activity for us, purchases and sales of real estate inventory should be classified as an operating activity.  In future filings, we will classify changes in real estate inventory as an operating activity.  This change in classification will not impact net income or net cash flow.

Notes to Consolidated Financial Statements

1.  Organization and significant accounting policies

(VI) Presidential Golf Club, LLC, page F-12

7.
It appears your interest in Presidential Golf Club, LLC is more than minor.  Please tell us how you determined it was not necessary to record your investment in Presidential Golf Club, LLC under the equity method.

We have no significant influence over Presidential Golf Club, LLC (Presidential) and our interest in Presidential is only 7.45%.  Although Landmark manages the day to day operations of Presidential under contract, our influence is limited because the LLC is controlled by the only other member who owns a 92.55% majority interest.  Due to our minor ownership interest and lack of significant influence we have recorded the investment under the cost method.

Impairment of long-lived assets, page F-15

8.
Please tell us how you have complied with SFAS 144, or tell us how you determined it was not necessary to use discounted projected cash flows when determining the fair value of your real estate held for or under development and for intangible assets.

In performing our analysis for possible impairment of our real estate held for or under development and for intangible assets we first used undiscounted projected cash flows to determine recoverability.  If a recoverability test is not met, our next step is to determine fair value for which we will typically use discounted projected cash flows.  As of December 31, 2008 we determined that our real estate held for or under development and the intangible asset did meet the recoverability test.

5.  Real estate held for or under development, page F-17

9.	Please tell us how you accounted for your interest in 128 acres in Hana, HI. Within your response, reference the accounting literature relied upon.

Landmark’s interest in the 128 acres in Hana is accounted for as land under development.  Landmark’s share of carrying costs for the land is included in the cost basis of the property.  Our interest in the Hana property is represented by a 45 % ownership interest in a partnership whose only asset is the 128 acres of land with minimal activity to-date.  We believe the substance of the interest is the underlying asset, which is land under development, and that this presentation in the December 31, 2008 Form 10K is consistent with the representational faithfulness quality described in SFAC No. 2 Qualitative Characteristics of Accounting Information.  The amount of the asset as of December 31, 2008 is the same whether classified as either real estate or investment, as all carrying costs have been capitalized.  We will determine the appropriate classification of this asset in future filings based on activity at that time.

Exhibits 31.1 and 3.12

10.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d – 14(a).  Specifically, we note you have deleted the word “financial” from paragraph 5(b).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

In future filings, we will include the word “financial” in paragraph 5(b) to comply with the Exchange Act Rules.
As you have requested, this will confirm that:

•	Landmark is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Landmark may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me via telephone at 301-574-3330, via fax at 301-574-5383, or via email at jolree@landmarklandco.com.

LANDMARK LAND COMPANY, INC.

/s/ JOE OLREE
Joe Olree
Senior Vice President and Chief Financial Officer